Filed Pursuant to Rule 425
                                     Filing Person: The Procter & Gamble Company
                                           Subject Company: The Gillette Company
                                                      Commission File No.: 1-922

The following is a transcript of a presentation made to associates of The Gillette Company:

--------------------------------------------------------------------------------
CALL PARTICIPANTS
--------------------------------------------------------------------------------

o     Jim Kilts The Gillette Company, Chairman, President and CEO

o     A.G. Lafley The Procter & Gamble Company, Chairman, President and CEO

--------------------------------------------------------------------------------
PRESENTATION
--------------------------------------------------------------------------------

Jim Kilts: Well, good afternoon, everyone. Thanks for being with us today. You know, I came up the other day to make a toast and I forgot my glass to make the toast and I made sure I picked this up when I got up here. I just pressed the button and it doesn't work.

Okay, again, welcome. It is really an historic time for us, for our industry and our company. But in many ways, as I said, it's also a sad time. We've been an independent company for over 100 years and we have a very proud heritage and it's never easy to give up your independence. But I think most of all, it is a very, very exciting time. And as you'll see, we are joining a tremendous partner to create the best consumer products company in the world.

Before I get more into that, what I want to do is talk about the year. I want to say, congratulations for a great, great year. As you know, we released our earnings for the fourth quarter yesterday and they were outstanding. We had record results for the sixth consecutive quarter and second consecutive year.

Net sales up 13 percent; profit from operations up 23 percent; net income up 23 percent; and earnings per share up 25 percent. That is one tremendous accomplishment and tremendous performance and I'd like you all to give yourselves a hand for that performance. It was really great!

I'm very proud of you and you can be very proud. You've pumped new life into our company since those dark days of 2001. You've reinvigorated our brand and set the stage for the future success of our business as part of The Procter & Gamble Company. You did all of this professionally and with great respect for each other and for our values.

The months ahead will bring change, which is never easy. You can view change as a problem or you can view change as I do as an opportunity. For the vast majority of Gillette associates, the merger will mean expanded opportunities in a thriving company. Many of you will rise in the management ranks of The Procter & Gamble Company.

Procter & Gamble and Gillette want to field the best possible team with member of the team from both companies. A.G. and I have talked about this and it's one of my most important responsibilities in my new role to work with A.G. and make sure that we've got the right team fielded and A.G. will talk more about that a little later.

Clearly there will be job losses. And this is always the most difficult thing especially for me in any combination. But this is very difficult to deal with and to go through, but I take my responsibility very seriously and I can assure you, I understand my responsibility in making sure this is done in the right way. We've estimated about 4 percent of the company's joint work force of 140,000 people.

Many of these will occur at the corporate office, but despite the reports you may have seen in the newspapers, no decisions have been made yet. One of the most difficult things we face is, you're going to ask the question - and you should - when will we make some decisions? And probably not until after the change of control is complete, which is going to be six to nine months from now depending on when we can get all the regulatory approvals.

We've implemented - the Board has been very diligent on this - we've implemented special severance protections, change of control measures and a fully vested stock option plan. We will be forthright and fully supportive in handling the transition in a first class way. You'll receive full communication, updates will be given on a regular basis, a special employee Website will be created. I'll stay on for at least a year and I want you and ask you to stay focused on delivering the results.

That's what I'm going to do. We're going to stay focused on delivering the results we've committed to and focusing on our consumes and our customers and building and continuing to build on the momentum that we've created over the past four years.

And now, what I'd like to do, is to tell you a little bit about a first class leader - A.G. Lafley, the Chairman and President and CEO of Procter & Gamble. A.G. joined Procter & Gamble in 1977. He graduated from Hamilton College in Central New York and then he served for five years in the U.S. Navy. Before the Navy, he had considered becoming an history professor. And in fact, he had been accepted into a Ph.D. program at the University of Virginia.

But the Navy experience changed his life. The Navy sent him to Japan to run a retail and service operation at a big base just outside of Tokyo. A.G. was general manager of a $10 million business that had grocery, department and specialty stores; barber shops and beauty salons; gas stations, restaurants and liquor stores. Everything needed for a town of about 10,000 sailors, Marines and their families.

There was real competition from nearby Army and Air Force exchanges and from lowcost Japanese offerings in the local community. Profits were critical because they paid for base recreation - the tennis and swim clubs; movie houses and bowling alleys. It was A.G.'s first opportunity to run a business and he loved it.

After the Navy he went to Harvard Business School, earned his MBA in 1977 and then joined Procter & Gamble as a Brand Assistant for Joy Dishwashing Liquid. He worked his way up in Procter & Gamble's laundry and cleaning businesses over the next 17 years, managing the introduction of several major product innovations including Liquid Tide and Tide with Bleach.

In 1992, he was named President of Laundry and Cleaning Products and in 1994, President of Procter & Gamble Far East. The following year, A.G. was appointed as Executive Vice President of the Company, based in Japan, with responsibility for Asia.

Well, over the next three years he dealt with the impact of the devastating 1995 earthquake is Kobi, Japan; built China's sales from under $100 million to $1 billion behind market leading hair care and skin care products; and led Procter & Gamble through the Asia currency and economic crisis of 1997 and 1998; introduced Joy in Japan and the brand become the dishwashing market leader in just five weeks.

He launched Pantene and Vidal Sassoon in Korea; Crest and Pampers in China. A.G. stressed the need to focus on core businesses and to delight your consumers. In fact, I would say that A.G. is the most consumer savvy CEO in the world. He is the kind of Chief Executive who visits consumers in their homes and joins them on their shopping trips.

As he said back then, too much time is being spent inside of Procter & Gamble and not enough outside. In 1999, A.G. was name President of Global Beauty Care, P&G's third largest business and was also named President of North America, P&G's most important market. A.G. led North America to record sales and he created a comprehensive global strategy to revitalize the beauty business focusing on innovation in both product development and in marketing.

In 2000, a very difficult year for Procter & Gamble, A.G. was elected P&G's President and Chief Executive Officer. He confronted a tough situation that will sound very familiar to all of you. These were P&G's problems - they weren't delivering on goals and forecasts. Major business units were underperforming, competitors were taking market share. They were over invested in capacity, costs were way too high and retail customers were very unhappy about poor service and little value creation.

As I said, the problems sound familiar and so do AG's decisions on how to fix them. He insisted that P&G face reality, reset goals, refocus strategy and cut costs. Since those difficult days of 2000, A.G. has put Procter & Gamble back on track.

He has invested in innovation, focused on top brands, countries and customers; delivered superior consumer and customer value and improved cost and cash management. Take a look at the numbers. Between 2001 and the end of fiscal 2004 P&G's sales climbed 30 percent. EPS rose 40 percent and cumulative free cash flow reached more than $20 billion. Most importantly, P&G delivered a cumulative shareholder return of 81 percent.

A.G. has set a clear vision for future growth including the acquisitions of Clairol in 2001, Wella in 2003 and now Gillette. Most importantly, A.G. has fundamentally changed the P&G culture by encouraging new ways of doing things and fostering greater openness and support for differing styles and ideas.

Last Friday the "Financial Times" wrote, Mr. Lafley has reinvented Procter & Gambles culture. He restored the Company's focus on responding to consumers' needs rather than just coming up with ideas and trying to find ways to market them. The consumer is boss is the mantra he repeats endlessly.

Most important, Mr. Lafley insisted that Procter & Gamble be opened to outside ideas and technology. One result of this greater openness has been an unprecedented string of successful product introductions. They include: Crest Whitestrips, Swiffer Electrostatic Cleaning Products, and an extension of the Mr. Clean household cleaning brand into a car washing system called Mr. Clean Auto Dry.

At the same time, A.G. has never lost focus on maintaining P&G's core values, which are also remarkably similar to ours. He's accomplished all of this while keeping Procter & Gamble in the top 10 most admired companies. One that is also among the most desirable for people to work.

I've followed AG's career over the past several years and worked closely with him over the past few weeks. It has been remarkable to me how similar our views are about business, our consumers, customers and associates. A.G. is a tested leader with strong, clear beliefs. He's a brand building, a clear thinker and a person who cares deeply about his employees.

And someone asked me the other day what his initials stand for, I said that A.G. stands for "Awfully Good." And now I'm pleased to introduce my future boss, Mr. A.G. Lafley.

A.G. Lafley: Thanks an awful lot. Thank you very much, Jim, that was very kind - too kind. Before I get started, I want to introduce a few of my colleagues who are with me here today. I can't see a thing, so I think it's Dick Antoine, who leads our Human Resources Organization is with me; and Charlotte Otto, who leads all of our external relations - Public Relations, Government Relations; and Clay Daley, our Chief Financial Officer. Clay.

Jim gave you most of my background so I'm just going to fill in a little bit so we can get to know each other a bit better this afternoon. I was actually born up the road here in Keene, New Hampshire. I did sit in Fenway Park with my father and watch Ted Williams, which makes me a lot older than most of you in the audience today and he could hit without steroids.

My grandmother worked for decades at the McClean Hospital over in the Belmont. And I was a GE kid, so we moved every three to five years and I grew up mostly in Upstate New York, went to high school in Chicago and then, as Jim said, to a tiny little liberal arts college in Upstate New York called Hamilton.

I did win a fellowship - four year fellowship to study history. In fact, it was, believe it or not, medieval and renaissance history, which I'm sure you can see how that relates we do. But the first lottery during the Vietnam War was conducted in the fall of 1969 and I won big. I got a low number.

I enlisted in the Navy the next week and I spent two years in Washington in the Naval Security Group. I spent 47 weeks becoming proficient, interpreter quality, in Hebrew and then you heard where they sent me, right? I went to Japan. So, that was our tax dollar at work in the early 70's.

I did get the bug for business in Japan. I was headed to an academic career. My wife still reminds regularly, you said you were going to be a professor. And then, you know, one thing led to another and after business school I went to Cincinnati. I'm married. In fact, my 35th Anniversary with Margaret will be celebrated this June.

And I have two sons, Patrick, who's married and his wife, Yita (ph), had our first granddaughter, which was very exciting, this August. So, we're doting on her right now. And then I have a young son, just to keep me humble, Alex, who's 17 and at Emory University in his first year.

And those two sons and I are living examples of what the Gillette and P&G combination could be like. If you go into our bathrooms you'll see Head & Shoulders and Pantene, Mach-3 and M3 Power Razors; Gillette Series Shaving Cream
- now I have to admit, I did convert from Edge a few weeks ago. Old Spice Body Wash and Deodorant - sorry about that - Duracell Batteries in my spin brushes, SKII Skin care, in lieu of aftershave. I'm trying Baldasoreeny (ph) Fragrance. I'm not really a fragrance guy, but we make a lot of male fragrances, so I'm trying one. And now all I need is a Braun Coffee maker to put my Folgers and Millstone in in the morning and I'll be ready to go.

You know, Jim said, I think it all, when he tried to address why this combination and why now? And I think the reason is that together we shared the vision of Gillette and P&G could become. Not just this year or next year, but over the next decade. Gillette's a company that's over 100 years old. We're a company that's 168 years old. And believe it or not, we really don't think quarter to quarter.

We try to think about, you know, where we're going to be in 2010; where we want to be in 2025; where we want to be in 2050. And the simple idea here is that Gillette and P&G together can be the best they can be and even better than they can be separately. So, strategically, if we come together we think we'll be able to grow faster together than either of us can grow alone.

We think we'll be able to serve consumers better than either of us could alone. We think we'll be able to be more productive and offer consumers better value than either of us could do alone. We believe we'll be able to collaborate, to share our ideas, to be more inventive and more innovative better and faster than either of us could do alone. And we know we'll be able to create scale and there's real advantage to scale in the industries that we both compete in.

Now, I know that all of us are concerned about the impact of the changes that are going to occur over the next six to nine months. There will be changes, but much will remain the same. We will do what's right for our consumers and our retail customers and our supplier partners. We will do what's right for our shareholders. And we will do what's right for our associates and employees.

We will maintain a presence in Boston. It's been our practice to keep good performing operating business units where they are. We will sustain commitment to the community and to community service and make appropriate contributions to support the community, because that's part of our values system.

Now, we can't begin joint business planning until we close, as Jim said. But we can assure you that the integration will be managed with clear principles. We will field the best teams. The Gillette and P&G combined team.

We will communicate openly and frequently in a timely manner. We will treat every associate, every employee with respect. Be more than happy to take any questions that you have as soon as this brief presentation is over with.

Today what I'd like to do is introduce you to P&G. Our companies - Gillette and P&G - have an awful lot in common. We're both improving consumers' everyday lives. We're both brand creators and brand builders. We know brands builds relationships with consumers and their families that last for a lifetime. We're both innovators in our respective industries. We're both strong and respected partners with our retailers and our suppliers. In fact, we're both industry leading supply chain leaders.

We're both companies with similar values handed down over generations. We're both known for outstanding leaders and outstanding people. And we're both world class companies on our own. But as I said before, together we believe we can become the best consumer products company in the world.

As I said earlier, P&G is celebrating our 168th anniversary this year. Only four of the largest 500 companies in America have been in business that long. Why? Why does an institution last for 168 years? Endure for 168 years - in fact, prosper for 168 years?

Well, I believe it's for a few simple reasons. First, we are purpose driven and we are values led. Second, we have a history of coming to grips with realty and embracing and leading change that's going on in the world around us. Fourth, we've always believed in branding and innovation, which creates value for consumers, for retailers and yes, for manufacturers. And finally, we really do manage this business for the long-term - for the long-term health and growth of the business.

Turning to P&G's purpose. Our focus is on improving the everyday lives of the consumers we serve. At P&G, our brands care for babies and they care for pets. We make everyday chores a little bit easier. We help billions of people look and feel better everyday. We treat osteoporosis. In the end, P&G's success boils down to what we call the two consumer moments of truth.

The first consumer moment of truth is when she or he is in a store somewhere in the world and she has to make a purchase decision. And we either win or lose that election - that purchase decision. We - our brands at Gillette and P&G - stand for election every minute of every hour of every day in every country around the world.

If we win the first moment of truth, we're only halfway there. We've got to win the second moment of truth. And the second moment of truth is when he or she uses the product at home. And what happens? It's either satisfying or hopefully, a delightful usage experience. And if it is, then she or he goes back and buys - repurchases the brand or product and we're on our way.

Because at Gillette and at P&G, we've got to win these two moments of truth every single day of the year. And if we do, we're on our way to creating the most precious stakeholder because our most precious stakeholder is a loyal user of one of our brands.

P&G values. P&G values our integrity and trust, leadership and ownership and a passion for serving and winning with consumers. Values shape culture and we believe values guide choices and in the end, behavior and actions. When I looked at it, I noticed that P&G's purpose and values were very similar to Gillette's vision and values.

Leading change - Jim commented on change, and the choice that you have to follow or lead and in his choice and in our choice we've obviously chosen to lead. P&G has a long heritage of accepting and leading change. We're always willing to change everything - almost everything - as long as we preserve our core purpose and values and we do what's right for the long term health and sustainable growth of the company.

P&G was the first to try brand management. One of the first to move to category management. P&G was the first to try what we call customer business development when the Wal-Mart team was formed back in the 1980's. One of the first to create a supply chain approach - we call it a product supply approach - to sourcing products for retailer and consumers.

The first in our industry to move to a global business shared services operation which a few of the international banks and oil companies have moved to. The first to have employee benefits like profit sharing and international stock ownership. One of the first to experiment with radio advertising, TV advertising in the early days, the Internet, in-store, et cetera. The point is a simple one. We try to summon up the courage and the commitment to recognize changes that are going in the world around us and to take advantage of them by leading them.

Branding. We believe that great brands are created by companies like Gillette and P&G, that in the end they're a promise. And when the promises are kept, great brands don't have life cycles. They last forever. That's been your history, that's been our history.

Many of P&G's biggest brands have grown for decades. Tide, the 1946 washday miracle, is now a $3 billion dollar fabric care brand. Crest, the 1953 toothpaste - the first toothpaste with fluoride - is now nearly a $2 billion dollar oral care brand. Pampers, introduced in 1961 as the first disposable baby diaper, is now a $5 billion dollar baby care brand.

Many big brands at P&G came from acquisitions, and many of those big brands were very small brands at the time they were acquired. Brands like Olay and Pantene; from Richardson Vicks; Iams from the Iams Company, Millstone, Charmin - Charmin from the Charmin Paper Company.

Innovation. We believe that brands - that we breathe life into the brands by leading innovation on the products for each of our brands. We've tried in the last five years to define innovation much more broadly. Of course it includes the products and the fundamental underlying product technology, but it also includes design and engineering, the way we go to market, and how it's displayed and looked and presented in stores. Innovation in business model is important. An organization structure in the supply chain and in the way we create value.

We believe innovation can and should come from anyone in our organization, and also from anyone we work with outside who wants to create value with us together. We call this connect and develop, and we've been trying to make connect and develop a core innovation strength of our company. We believe in branding and we believe in innovation because together they have built billion dollar leading brands.

Here's a look at P&G's billion dollar brands today.

(Video Excerpt)

A.G. Lafley: So, I hope you can see that we have an awful lot in common. And I hope that what you see from this brief perspective is that Gillette and P&G are more alike than not. Similar vision and values. A heritage of real commitment and service to consumers. A heritage of brands that resonate with consumers and innovation that improves products that consumers use every day.

Brands in the end that consumers love. Both companies followed similar paths in their history and development and achieved similar success. Now we have an opportunity to travel the same path to even greater success. I'm confident that we can and will achieve greater success together.

We have complimentary core strength. We have even more opportunities to share ideas and to connect and develop with others who have equally good ideas. We have complimentary consumer understanding. Just understanding of men and understanding of women. We have a complimentary approach to the way we go to market with our retail partners.

We have increased scale advantage in an industry that rewards leadership and values scale. P&G also offers an organization structure that Gillette businesses and brands can rather easily plug into and leverage. A good balance of global scale, local responsiveness all supported by global shared services operation and real functional excellence and innovation.

We run global business units. It's our global approach to building leadership brands. Today P&G has three global business units, each roughly $17 billion in sales. These global business units are responsible for the long term strategy of the business in the industry in which it competes. For deep consumer understanding, for creating and building brand equities, for leading product innovation and design; for all of the product sourcing and manufacturing; for new business development in that industry and for collaboration with market development operations.

Market development operations are the second piece of the organization. These are the business units that operate in the markets. Today P&G has seven market development organizations within one global operations group. These MDO's are responsible for strategies and plans to win locally in the marketplace and in the store.

These are the people who serve consumers and shoppers in local markets, who have one on one relationships with retailers and local stake holders. Who lead innovation in consumer and shopper understanding in customer relationships and in in-store marketing and sales. Both our market development organizations and our global business units are supported by a global business shared services operation. As I said, the only one of its kind in our industry today.

The goal of this group is to provide best in class services at industry benchmark lowest cost. And industry leading technology and innovation to support best business practices and processes. Services include accounting and employee benefits and payroll; order management, product logistics, systems operation to name just a few. And of course, we have corporate functions.

At P&G, lean and sharply focused with responsibility for cutting edge functional knowledge and innovation for best practices and for providing services to the business units. Our functions include consumer market knowledge, customer business development, design, external relations, finance and accounting, human resources, IT, legal, marketing, product supply and research and development.

We believe that there's a considerable amount of power in our industry in this organization structure. The individual elements of the structure are not unique, but what makes it unique is how we combine the individual elements and how they work together. We get great alignment on goals and plans. We have clear responsibilities and decision authority. There's early collaboration and multi-functional, multi-business innovation.

We achieve global scale and at the same time, have terrific local responsiveness. What we try to do is capture the benefits of being a $55 billion global company while acting like and being as fast as a local company in every market where we compete. There are tremendous personal opportunities for growth. You will find, each of you I believe, a chance to continue to grow and develop in your profession or area of interest.

A number of people who came to P&G through acquisitions have risen in our organization and are responsible for important parts of our business today. Ravi Chaturvedi, who runs our Northeast Asia operation, which is Japan where we're a bit more than a $2 billion business. And Korea came to us via the Richardson Vicks acquisition. Carston Fisher (ph), who - I'm sorry, Chanta Nukosla (ph), who runs our India operation right now also came to us via the Richardson Vicks acquisition. Bill Rayna (ph), who is in charge of Talent Supply - that's us/you. Talent Supply is for recruiting in North America - also came from Richardson Vicks.

Carston Fisher, who is the President of our Professional Care business, which is more than a $2 billion operation that runs professional hair salons around the world came from Wella. And Diane Herakowa (ph) is the Head of Research and Development for our Pet Health and Nutrition Business. Again, about a $2 billion business located in Dayton, Ohio.

These are just a few of the individuals who've joined us via acquisition. So, we think you'll find opportunity to grow your businesses and brands even more effectively in a combined network of global businesses. You'll find stimulation working with other creative knowledge workers across industries, across countries around the world.

You'll find inspiration, as we do, in touching lives and improving the life of consumers we serve. And you know what? Together, I think we'll touch even more lives and make even more lives a little bit better every day.

(Video Excerpt)

Jim Kilts: Well, thanks. I think you can see we've got a great new partner and a great new leaders. We're so glad to have you hear, AG. Terrific job.

A.G. Lafley: Thank you, Jim, it's good to be here.

Jim Kilts: Before we take some Q&A, what I wanted to do was make sure of one thing. A.G. has no excuse for not having a Braun Coffee maker to make his Folgers.

A.G. Lafley: All right, Jim. Thank you!

Jim Kilts: I will also tell you that Mr. Fisher out there, we're going to get him a Mach-3 Power right away, too.

A.G. Lafley: It's the style in the hair salon business.

Jim Kilts: With that, we'd be happy to take any questions that you might have. And like A.G. says, I can't see anything either. So, there's some people with microphones out there and you can kind of wave at us and we'll spot you.

Unidentified Audience Member: Not so much a question, but I would assume that a lot of our retail partners have heard about this merger. And I was just wondering if you've heard any feedback about how they're feeling about this?

A.G. Lafley: I suppose only the ones that are happy and positive about it have called. No, I've talked to several and I still have, obviously, Jim and the Gillette Company and P&G and I notified our suppliers and our retailers.

And I think the response has been pretty positive, because if you really think about it, you know, what do Gillette and P&G bring retail partners? I think we bring deep knowledge they serve. You have to remember, their shopper is our consumer. Secondly, we bring leading brands that put shoppers on a frequent, in many cases everyday, basis.

Thirdly, we've been two of the most innovative companies in America in the past several years. We mentioned a week ago Friday that together Gillette and P&G had accounted for a full half of the sales that came from new products in the U.S. over the last three years. So, we bring innovation and they like innovation because, again, that brings shoppers into stores and it lifts their same store sales.

Fourth, we're both leaders in the supply chain. And for a retailer it's incredibly important that their supply is responsive and efficient from a cost and cash standpoint. And lastly, we've had a history of being innovators in our industry. You know, just about any time there's been a new innovation in the industry Gillette and P&G have been there. And the most recent example I can think of is with the RFID chip, which we started developing several years ago with the MIT Labs here.

And of course, Jim has been leading the Grocer Manufacturer Association for the last few years. And that is the manufacturer is the primary contact and link with our retailers. So, I think, you know, in the end if it's good for consumers and it's good for shoppers, it's good for retailers. And that's good for Gillette and P&G.

Jim Kilts: Yes, I couldn't say that any better. And the only thing I'd add is that our customers know that what we're about is building their business. That's what both companies stand for and we build their business by satisfying our consumers. And there's no two better companies in the world that can do that. And now it's going to be one company in the world that can do that better than any other company. So, I'm excited about it.

Unidentified Audience Member: Hello. You mentioned that the acquisition will go through in about six to nine months. Is there a regulation or is anything required that we don't actually announce changes or organizational structural changes until after that? Or will we begin to hear, you know, intentions between now and nine months?

A.G. Lafley: Well, Jim commented, we really have two hurdles to clear. The first one is the shareholders of Gillette and the shareholders of P&G will vote on the transaction. I think that will probably occur in May. And then the second piece is we have regulatory requirements that are similar, but sometimes different in every company in which we operate around the world. And we're sort of estimating that that could take six to nine months.

And I guess the third and most important thing is we don't really have closure until we have that regulatory agreement. And therefore, we are two separate companies until that time and competing in a few businesses. The one thing I can tell you is that we will begin meeting in the next week and work on things that we can work on. And we will appoint an integration team.

Jim will lead the integration team. It will have representatives from Gillette and representatives from P&G. And they'll begin planning, you know, how can we come together to grow faster? How can we come together to operate more efficiently. So, that work will begin. But I don't think we can make any announcements until we are in fact a combined company.

Jim Kilts: So, we'll be doing a lot of thinking. And in areas where we don't compete where under legal supervision we will be beginning our thinking, but we'll probably not make any specific announcements until after the change in control.

A.G. Lafley: One thing I will assure you, though, is - and we've done this a number of times over the last decade - we will have the best result if the people who know the business and know the operations the best work on the planning teams and on the integration teams. And that's what we'll try to put together. And in every instance they have done a good job of identifying where the growth opportunities are and where the efficiency opportunities are.

Jim Kilts:  Any other questions?  There's one up front here.

Unidentified Audience Member: (Inaudible question - microphone inaccessible) and I would just ask you to comment on, what are some of the hurdles that employees coming into the new company face? And what would you decide as the success criteria for them to assimilate into The Procter & Gamble Company?

A.G. Lafley: Okay, well, I would say that over the last 10 years we've had a pretty good run of successful integrations. And I think part of it has been we've made good strategic choices. In other words, we've acquired companies that were clearly brand oriented. That had brands that were either the leaders in their industry or segment or had the potential to be the leaders in their segment with an investment of technology or know how or whatever on the P&G side.

The second thing I would say is that organization structure that I described is really setup so all of those global business units operate very independently. So, if you're working in the fabric care business or the home care business or the baby care business or the pet health and nutrition business or the pharmaceutical business, you're running a pretty free standing operation. And then you're drawing on the global business shared services operations, which is your back office backbone. And you're drawing on corporate resources for best practices and innovation.

And then depending on how you go to market, but in most cases we go to market through the same channels and customers, then you're sharing an organization we call a market development operation. So, I think that structure aids integration and strikes the right balance of independence and what we call interdependence. And they're both important.

And I guess the last thing is the culture. I think the culture's incredibly important. I think based on what I know and what I learned over the last 10 weeks that the cultures at Gillette and P&G are pretty similar. You know, in the end we're pretty consumer focused. In the end we're brand building companies. In the end we believe in innovation and technology. And in the end we work very similarly with our customers and our supplies. And in the end, we've been leaders in the industries that we've chosen to compete in. So, it looks like a lot of similarity.

We also see each other in a lot of industry groups and you have a chance to see how people think, what their values are. How they think about a problem, as Jim talked about earlier. You know, whether they're committed to a solution that's right for the long term. And I would say that you gain confidence when your people are finding themselves thinking about the industry and what's good for the industry and the what's good for the long term in a similar way.

So, culture, organization structure, the core business model and the values are pretty similar. Now, I'm not saying that they're aren't any differences. I sincerely hope there will be some differences because I think the world's richer from diversity and difference. And one of the things we've worked real hard on in the last five to 10 years is becoming a truly global company.

And if you saw our 20 presidents that lead the independent businesses, over half of them are from outside the United States today. And many of us came up working five, eight, 10 years outside the U.S. and often in developing markets. And I think that helps us because we're clearly - you are and we are - clearly in more of a global marketplace. But I'd say the culture's a pretty good bet and that's important. Very important. Yes, sir?

Unidentified Audience Member: (Inaudible question - microphone inaccessible) enjoyed your presentation. A followup question to that one. You talk a lot about the similarities between Procter & Gamble and the Gillette Company. And you just mentioned the differences and there has to be a few differences.

So, the question is, how do you leverage those differences in both organizations to help accelerate our growth?

A.G. Lafley: I probably, Joe (ph), don't know all the differences. There was one that looks like a difference as I look at the organization structure. I'm sure there will be more. I think it's a mind set and it's an attitude. And we've tried very hard. I mean, the P&G I joined in the mid-70's was a very self sufficient company that invented all of its new products from its own technology.

I think we were - we didn't even participate in some of the industry governance organizations. We were a little insular and a little internally focused. I think the combination of three things. One is the world opened in 1988, `89 and `90 when China opened and Eastern Europe and Russia opened.

Frankly, we skinned our knees in the late 90's and really skinned it badly in the spring of 2000. So, all of a sudden we had to examine whether what we were doing was working. And finally, this mix of this next generation of leadership, so many coming from joining the company in places like India or China or Russia or Latin America has made a difference.

And I guess the last thing is, if you really believe innovation is the lifeblood of your company - and I think innovation has clearly been the lifeblood of several of the Gillette brands. And several of our brands came into being due to innovation. You know, you get more innovation when you get more collaboration, when you bat ideas around, when you open your minds to differences and your really value differences.

And I think that motivation to get more innovation and do more with is and be more successful turning it into something you can commercialize is helping us open up. And we've been very pleased with the way we've opened up over the last five years. So, if we're both willing to open up, we're both will to be accepting, to learning from each other, then I think there isn't anything that these two organizations can't do together.

Jim Kilts: I would agree. I've got a lot of experience in integrating companies. And I'd say the most important thing is the attitude of the leadership. And the attitude of the leadership has to be that we want to try to do it the best way. Just as we talked about functional excellence we want to important our capabilities. We want world class capabilities in anything we do.

And we need to bring people together and it's been our strong belief at Gillette
- and I know the same belief holds true at Procter & Gamble - that it's about our management team, it's about the leaders that we pick and it's about the leadership that they display. And that's what's going to make us the greatest consumer product company in the world. And I know we've got a lot of them right here.

Unidentified Audience Member: I have a question. You shared with us that there are three global business units in Procter & Gamble and Gillette currently has five global business units.

A.G. Lafley: Yes.

Unidentified Audience Member: You also mentioned that they're not - there's not a lot of overlap. Have you any thoughts on how you might integration the GBU's? Whether they would be an additional global business unit or how they might be integrated?

A.G. Lafley: Yes, I guess two things. One is, we haven't even organized the integration team yet, so we're kind of getting the cart ahead of the horse. And the second thing is, I'm sure my people are smiling because we've had about three different combinations at P&G just over the last five years.

So, I tend to be fairly pragmatic and put businesses together that benefit from being together. I think - Clay, how many did we start with? Or Dick, did we start with five? I'm trying to remember. Five GBU's, yes. But we've operated with five, four and three. It's worked in all cases.

You sort of, I mean, as Jim said, you sort of look at the leadership team and you look at where the relationships make sense for serving your consumer better, working effectively with your retailer and your supply chain and sharing your technologies. So, we're going to be totally open. Totally open. Everything's possible right now.

Jim Kilts: Any other questions? If not, I'll let everybody get back to work. Thank you very much!

A.G. Lafley: Okay, thank you.

---   END TEXT

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Additional Information and Where to Find it

In connection with the proposed merger, The Procter & Gamble Company ("P&G") and The Gillette Company ("Gillette") will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette's filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.

Forward-Looking Statements

         All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock in connection with the Company's pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.